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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


Form 12b-25                                           SEC File Number 0-17532
                                                      CUSIP Number


                          NOTIFICATION OF LATE FILING


                                  (Check One):

[  ] Form 10-K  [  ] Form 11-K  [  ] Form 2-F  [XX] Form 10-Q  [  ] Form N-SAR

For Period Ended:  September 30, 1996

________________________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
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________________________________________________________________________________

Part I--Registrant Information
------------------------------
________________________________________________________________________________

Full Name of Registrant
-----------------------

  American Income Partners III-D Limited Partnership

  Former Name, if Applicable:  N/A

  98 North Washington Street
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  Address of Principal Executive Office (Street and Number)

  Boston, MA  02114
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  City, State and Zip
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Form 12b-25
Page Two



Part II--Rules 12b-25 (b) and (c)
---------------------------------
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

Part III--Narrative
-------------------
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

  The Registrant requires additional time to prepare a complete and accurate accounting of the quarter ended September 30, 1996 due to the Registrant's recent disposal of all of its equipment assets and the anticipated wind-up of its operations.

________________________________________________________________________________

Part IV--Other Information
--------------------------
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification.

     Michael J. Butterfield            617               854-5846
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             (Name)                 (Area Code)      (Telephone Number)
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Form 12b-25
Page Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

    If the answer is no, identify report(s).
                                              [X] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes       [ ] No

    If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



              American Income Partners III-D Limited Partnership
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 13, 1996                 By: AFG Leasing IV Incorporated, a
       -----------------                     Massachusetts corporation and the
                                             Managing General Partner of the
                                             Registrant.


                                         By: /s/ Michael J. Butterfield
                                             --------------------------
                                             Treasurer of AFG Leasing IV
                                             Incorporated (Duly Authorized
                                             Officer and Principal Accounting
                                             Officer)
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                             RIDER TO FORM 12b-25



Part IV--Other Information
--------------------------

American Income Partners III-D Limited Partnership had total revenues, total expenses and net income/(loss) of approximately $723,784, $547,929 and $175,855, respectively, for the nine months ended September 30, 1996. This is compared to total revenues, total expenses and net income/(loss) of $675,952, $284,258 and $391,694, respectively, for the nine months ended September 30, 1995. Total assets at September 30, 1996 are approximately $1,778,179.